SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 333-140307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Osage Federal Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Osage Bancshares, Inc.
239 East Main Street
Pawhuska, Oklahoma 74056

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1 as Schedule I of the 2006 Form 5500.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Osage Federal Bank Employees=
Savings & Profit Sharing Plan and Trust

Date: June 26, 2007

By: Mark S White

Mark S. White
Plan Administrator

EXHIBIT 1

2006 Form 5500

H:\0182OKLA\BENEFITS\11K-2007.doc

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210-0110
1210-0089

2006

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2006 or fiscal plan year beginning , and ending ,

A This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) ________

B This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
OSAGE FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan (mo., day, yr.) 02/01/2004

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
OSAGE FEDERAL BANK

239 EAST MAIN

PAWHUSKA OK 74056-0000

2b Employer Identification Number (EIN) 73-0387395

2c Sponsor's telephone number 918-287-2919

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE Mark S White — 6/18/07 — MARK S. WHITE
Signature of plan administrator — Date — Type or print name of individual signing as plan administrator

SIGN HERE Mark S White — 6/18/07 — MARK S. WHITE
Signature of employer/plan sponsor/DFE — Date — Type or print name of individual signing as employer, plan sponsor or DFE

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1)	[X]	R	(Retirement Plan Information)
(2)	[ ]	B	(Actuarial Information)
(3)	[ ]	E	(ESOP Annual Information)
(4)	[ ]	SSA	(Separated Vested Participant Information)

b Financial Schedules

(1)	[ ]		H	(Financial Information)
(2)	[X]		I	(Financial Information -- Small Plan)
(3)	[ ]	____	A	(Insurance Information)
(4)	[ ]		C	(Service Provider Information)
(5)	[X]		D	(DFE/Participating Plan Information)
(6)	[ ]		G	(Financial Transaction Schedules)

v9.1

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSSELL 2000 INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-084 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 41875

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P 500 FLAGSHIP SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-065 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 410770

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P GROWTH INDEX SL SERIES FUND A

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-570 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 5797

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P VALUE INDEX SL SERIES FUND A

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-571 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 5163

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P MIDCAP INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-537 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 333533

(a) Name of MTIA, CCT, PSA, or 103-12IE NASDAQ 100 INDEX NON-LENDING FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-572 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 13762

v9.0

Official Use Only

Part II **Information on Participating Plans (to be completed by DFEs)**

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

v9.0

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2006

This Form is Open to Public Inspection.

For calendar year 2006 or fiscal plan year beginning , and ending ,

A Name of plan
OSAGE FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARI

B Three-digit plan number ▶ 003

C Plan sponsor's name as shown on line 2a of Form 5500
OSAGE FEDERAL BANK

D **Employer Identification Number** 73-0387395

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 13-3745616 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, skip lines 7 and 8 and complete line 9.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) . . . . . ☐ Increase ☐ Decrease ☐ No

Part IV Coverage (See instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements . . . . ☒ the ratio percentage test ☐ average benefit test

END